

April 4, 2011

<u>Via Facsimile 206.404.4885 and U.S. Mail</u>
Mr. Christopher J. Bellavia
Senior Vice President, General Counsel & Secretary
Fisher Communications, Inc.
140 4th Avenue N., Suite 500
Seattle, Washington 98109

> **Re: Fisher Communications, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 29, 2011**
> **File No. 0-22439**

Dear Mr. Bellavia:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1. We reissue prior comment 3.

2. We partially reissue prior comment 10. Based on the description of the arrangement reached between the company and FrontFour, it would appear that the company is seeking authority to implement an arrangement after votes have been tallied that would impact the assignment of director nominees for a particular class and term. Referencing applicable charter provisions and/or state law, please provide us with the basis for your belief that the Board may <u>assign</u> nominees to a particular class after giving effect to the cumulative voting results. We may have further comment.

3. Refer to prior comment 11. As currently structured, shareholders voting for proposal 1 appear to be denied the opportunity to separately vote to approve an arrangement that could result in a change of the duration of an elected nominee's term on the board. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In that regard, it would appear that in seeking shareholder approval to elect nominees to the Board, you are also seeking shareholder approval to assign a particular nominee to a particular <u>class</u> of directors after giving effect to cumulative voting results. Please

revise. Alternatively, please provide us with your analysis of why proposal 1 does not need to be disaggregated from an apparently distinct proposal seeking shareholder approval to implement the director class assignment arrangement agreed upon by the parties. We may have further comment.

4. Refer to Item 6 (c) 4 of Schedule 14A. It would appear that you are seeking discretionary authority to cumulate votes. If you are soliciting for such authority, revise to state this clearly and include this as a separate matter for approval on the form of proxy card.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions